                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     3    )*

                           Prudential Realty Trust
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                      Income Shares of Beneficial Interest
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74435P-10-4
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz, 1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                July 17, 1995
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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
CUSIP No.  74435P-10-4
                                                           SCHEDULE 13D

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

        Turkey Vulture Fund XIII, Ltd.

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ]
                                                                                                     ---
                                                                                                (b) [   ]
                                                                                                     ---

    3   SEC USE ONLY



    4   SOURCE OF FUNDS*


    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                   [   ]
                                                                                                 ---


    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Ohio

        NUMBER OF               7    SOLE VOTING POWER

         SHARES                      1,873,300

      BENEFICIALLY              8    SHARED VOTING POWER

        OWNED BY

          EACH                  9    SOLE DISPOSITIVE POWER

        REPORTING                    1,873,300

         PERSON                 10   SHARED DISPOSITIVE POWER

          WITH

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,873,300

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                                                 [   ]
                                                                                                 ---


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.8%

   14   TYPE OF REPORTING PERSON*

        OO

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CUSIP No. 74435P-10-4



     This Amendment No. 3 to Schedule 13D is filed on behalf of TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund"), for the purpose of reporting that it has entered into a Settlement and Standstill Agreement, dated as of July 17, 1995 (the "Settlement Agreement"), with Prudential Realty Trust, a Massachusetts business trust (the "Company"), The Prudential Realty Advisors, Inc., a New Jersey corporation (the "Company Advisor"), the Trustees of the Company (the "Trustees" and, together with the Company and the Company Advisor, the "Company Parties"), Mr. Richard M. Osborne, and Black Bear Realty, Ltd., an Ohio limited liability company (the "Purchaser" and, together with Mr. Osborne and the Fund, the "Osborne Parties"). The Settlement Agreement relates to the termination by the Purchaser of its May 17, 1995 tender offer to purchase all outstanding capital shares of beneficial interest, par value $0.01 per share (the "Shares"), of the Company, at $0.30 per share, without accepting any Shares for payment. The Purchaser's press release announcing the termination of the tender offer and entry into of the Settlement Agreement is attached hereto as Exhibit 7.11.


Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 is amended and supplemented by adding the following:

     On July 17, 1995, the Purchaser announced that it has (1) terminated its May 17, 1995 tender offer to purchase all outstanding Shares, without accepting any Shares for payment, and (2) entered into a Settlement Agreement pursuant to which the parties agreed, among other matters, to execute stipulations of dismissal with prejudice of all claims, counterclaims and/or third party claims that were asserted by the parties (the "Stipulations of Dismissal") and a joint motion for dismissal (the "Joint Motion for Dismissal") in the actions captioned Richard M. Osborne v. Prudential Realty Trust, and Jeffrey L. Danker, Thomas F. Murray, Joseph M. Selzer, Richard J. Boyle, Francis L. Bryant, as Trustees of Prudential Realty Trust (Suffolk No. 95-E-0016) (the "Removal Action") and Richard M. Osborne, et al. v. Prudential Realty Trust, and Jeffrey
L. Danker, Thomas F. Murray, Joseph M. Selzer, Richard J. Boyle, Francis L. Bryant, as Trustees of Prudential Realty Trust (Civ. Act. No. 95-2095A) (the "Probate Action," and together with the Removal Action, the "Trial Court Actions").

     As of the close of business on July 17, 1995, approximately 3.1 million Shares of the Company had been tendered and not withdrawn. All tendered Shares will be returned to the respective tendering shareholders.

     The Settlement Agreement provides that each of the Osborne Parties and its affiliates will not, without the prior written consent of the Trustees, acquire any additional voting securities of the Company ("Company Stock") and that none of the Osborne Parties or their affiliates will, without the prior written consent of the Trustees, transfer any shares of Company Stock except (1) pursuant to a publicly announced tender offer for any shares of Company Stock by a person (other than any of the Osborne Parties or their affiliates), which tender offer the Trustees have voted to recommend to holders of any shares of Company Stock, (2) subject to certain volume limitations, pursuant to

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CUSIP No. 74435P-10-4



open market sales effected in accordance with brokers' transactions and the restrictions of Rule 144(f) and (g) of the Securities Act of 1933, as amended, or (3) after first notifying the Company of the terms of a proposed sale to a third party and giving the Company the opportunity as set forth in the Settlement Agreement to purchase on such terms all of the Company Stock proposed to be transferred to such third party.

     Under the terms of the Settlement Agreement, each of the Osborne Parties has agreed that for a period of generally up to five years, neither it nor its affiliates will directly or indirectly: (1) form, join in or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to shares of Company Stock or deposit any shares of Company Stock in a voting agreement or similar arrangement; (2) solicit proxies or written consents of shareholders with respect to Company Stock or make or participate in any proxy solicitation relating to shares of Company Stock or become a participant in any election contest with respect to the Company; (3) seek to call, or to request the call of, a special meeting of shareholders of the Company or seek to make or make a shareholder proposal at any meeting of the shareholders of the Company; (4) commence or announce any intention to commence any tender offer for any shares of Company Stock or file a Schedule 13D under the Exchange Act with respect to Company Stock or, except under certain limited circumstances (including, without limitation, transfers of Company Stock permitted by the Settlement Agreement), file any amendment to any Schedule 13D filed by any of the Osborne Parties with the Commission prior to the date of the execution of the Settlement Agreement (a "Current Schedule 13D"); (5) make a proposal or bid with respect to, or announce any intention or desire to make a proposal with respect to, the acquisition of any substantial portion of the assets of the Company or of all or any portion of outstanding Company Stock, or any merger, consolidation or other business combination, restructuring, recapitalization, liquidation or other extraordinary transaction involving the Company; (6) otherwise act to seek to control, influence in any manner or interfere with the management of the Company or the business, operations or affairs of the Company, including the Company's plan of liquidation; (7) take any action or form any intention requiring an amendment to a Current Schedule 13D (with certain exceptions); (8) commence, join in or in any way participate in any action, suit or proceeding involving or relating to the Company (except in the case where an Osborne Party is a defendant in any such action, suit or proceeding or is required to respond to or appear before the court in which such action, suit or proceeding has been brought), or commence any appeal in respect to the Trial Court Actions; (9) arrange or participate in any financing for any transaction prohibited by the terms of the Settlement Agreement; or
(10) publicly disclose any request for or otherwise seek to obtain any waiver or amendment of the Settlement Agreement.

     Under the Settlement Agreement, the Company Parties agreed to release each of the Osborne Parties and their affiliates from all claims and causes of action that the Company Parties have or ever had against the Osborne Parties, including, without limitation, all claims and causes of action which were asserted or which could have been asserted in the Trial Court Actions, and from all claims and causes of action that the Company Parties may have in the future which concern the facts relating to or the subject matter of the Trial Court Actions. Each of the Osborne Parties agreed to release

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CUSIP No. 74435P-10-4



each of the Company Parties on the same terms and to the same extent as the release of the Osborne Parties by the Company Parties. In addition, the Company Parties executed mutual releases with Robert G. Stern and Christopher Jarratt, the terms of which are similar to the releases of the Company Parties and the Osborne Parties contained in the Settlement Agreement.

     Under the Settlement Agreement, Osborne and the Fund withdrew their request that a special meeting of the shareholders of the Company be called, and the Purchaser agreed not to extend the expiration date of the Offer beyond the current July 17, 1995 expiration date.

     In consideration of the foregoing, the desire of the parties to avoid the uncertainties, inconvenience and expense of further litigation and for other good and valuable consideration, the Company agreed to pay the Osborne Parties an aggregate amount of $550,000.

     A copy of the Settlement Agreement is filed as Exhibit 7.12 hereto and is incorporated herein by reference. The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the text of such agreement.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Item 6 is amended and supplemented by adding the following:

     Reference is made to Item 4 above regarding the Settlement Agreement entered into by the Fund, which is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit 7.11 --  Press Release dated July 17, 1995

     Exhibit 7.12 --  Settlement and Standstill Agreement dated as of July 17,
                      1995





                               Page 5 of 46 Pages
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CUSIP No. 74435P-10-4



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  TURKEY VULTURE FUND XIII, LTD.


Dated:  July 18, 1995                              /s/ Richard M. Osborne
                                                  ------------------------------
                                                  Richard M. Osborne
                                                  Managing Member





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                                 EXHIBIT INDEX


EXHIBIT NO.               DESCRIPTION
- ----------                -----------
       7.11               Press Release dated July 17, 1995

       7.12               Settlement and Standstill Agreement dated as of July 17, 1995










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